Verizon Communications Inc.

1095 Avenue of the Americas

New York, New York 10036

VIA EDGAR

February 19, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Jeff Kauten, Staff Attorney

Re:	Verizon Communications Inc.
Registration Statement on Form S-4, as amended (File No. 333-283664)

Dear Mr. Kauten:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission accelerate the effective date of the Registration Statement so that it is declared effective at 9:00 a.m. (Eastern Time) on February 24, 2025, or as soon as practicable thereafter.

Please contact Will Clark, Counsel, at the Registrant at (212) 519-4086 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

VERIZON COMMUNICATIONS INC.

By:	/s/ William L. Horton, Jr.
Name:	William L. Horton, Jr.
Title:	Senior Vice President, Deputy General Counsel and Corporate Secretary

cc:	Karrie E. Schweikert
Verizon